UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Street

Daxing District

Beijing 100176

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

	By:	/s/ Robert Pu

Name: Robert Pu
Title: Chief Financial Officer

Date: November 19, 2012

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 19, 2012, entitled “UTStarcom Announces Plans for a Cash Tender Offer for up to US$30 Million of its Outstanding Ordinary Shares and Plans for a Reverse Share Split”

Additional Information and Where to Find It

The attached exhibit does not constitute an offer to buy or the solicitation of an offer to sell ordinary shares of UTStarcom Holdings Corp. (“UTStarcom”).  The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that UTStarcom intends to distribute to its shareholders and file with the Securities and Exchange Commission.  Shareholders and investors should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer.  Shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that UTStarcom intends to file with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

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